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                                                                      EXHIBIT 29

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

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David Rosenberg,                         :
                                         :
                      Plaintiff,         :
                                         :
            - against -                  :
                                         :
E.  HUBERT CLARK, JR., JOHN T. HORTON,   :
ROBERT T. STEWART, STEPHANIE PACE        :         C.A. No.  14652
MARSHALL, GEORGE L. SCHUEPPERT, ROBERT   :
J.  DANIELS, JOHN E. JONES, EDWARD       :
J.  MOONEY, JR. ,ROBERT G. WALLACE,      :
LEWIS E. AKIN, WILEYN. CALDWELL, ROBERT  :
J.  DAY, GARY E. MACDOUGAL, JOHN F.      :
RIORDAN and CBI INDUSTRIES, INC.,        :
                                         :
                    Defendants.          :
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                             CLASS ACTION COMPLAINT

          Plaintiff, by his attorneys, Rosenthal, Monhait, Gross & Goddess, P.A., for his complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof which is alleged upon knowledge, as follows:

          1. Plaintiff brings this action on his own behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of CBI Industries, Inc. ("CBI" or the "Company").

          2. Plaintiff is and has been the owner of common stock of the Company since prior to the wrongs herein complained of and continuously to date.

          3. Defendant CBI is a corporation duly organized and existing under the laws of the State of Delaware. The Company is


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a holding company with subsidiaries which provide contracting services such as design, engineering, fabrication and project management. The Company also produces and markets industrial and specialty gases, such as carbon dioxide, oxygen, nitrogen and argon. Additionally, the Company assembles and sells gas-related equipment and invests in a variety of companies related to the oil industry.

          4. The following individual defendants (the "Individual Defendants") constitute the entire Board of Directors of CBI:

Name                     Position
----                     --------

E. Hubert Clark, Jr.     Director

John E. Jones            Chairman, President and C.E.O.

John T. Horton           Director

Stephanie Pace Marshall  Director

George L. Schueppert     Director, C.F.O.

Robert T. Stewart        Director

Robert J. Daniels        Director

Edward J. Mooney, Jr.    Director

Robert G. Wallace        Director

Lewis E. Akin            Director

Wiley N. Caldwell        Director

Robert J. Day            Director

Gary E. MacDougal        Director

John F. Riordan          Director

          5. The Individual Defendants named in paragraph 4 are in a fiduciary relationship with plaintiff and the other public

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stockholders of CBI and owe them the highest obligations of loyalty, good faith, due care, candor and fair dealing.

                            CLASS ACTION ALLEGATIONS

          6. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of common stock of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          7. This action is properly maintainable as a class action.

          8. The class is so numerous that joinder of all members is impracticable. There are approximately 32,206,403 shares of CBI common stock outstanding, owned by over 8,000 record shareholders scattered throughout the country.

          9. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are unlawfully impeding a value maximizing acquisition of the Company; (c) whether defendants' actions hereinafter described, constitute a breach of the duty of fair dealing with respect to the plaintiff and the other members of the

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class, a failure to maintain a level playing field and a failure to maximize shareholder value; and (d) whether the class is entitled to injunctive relief as a result of defendants' wrongful conduct.

          10. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

          12. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

          13. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

          14. Praxair, Inc. ("Praxair") has long been interested in acquiring CBI. For the past six months, H. William Lichtenberg,

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Praxair's chairman and chief executive officer, has engaged in discussions with defendant John E. Jones regarding a possible merger of the two companies. On October 20, 1995 CBI terminated discussions concerning a possible merger.

          15. On October 29, 1995, Praxair announced that it had made an unsolicited merger proposal to CBI providing for the acquisition of 100 percent of the common stock of CBI. Pursuant to the terms of the merger proposal, Praxair would pay $32.00 in cash or Praxair common stock for every share of CBI common stock. Praxair would also assume about $700 million of CBI's long term debt. The total value of the transaction is approximately $2.1 billion.

          16. Praxair's offer represents a hefty premium of 59 percent to the $20.125 closing price of CBI common stock on Friday October 27, 1995. Praxair also invited the board of directors of CBI to immediately commence negotiations of a definitive merger agreement.

          17. Defendants owe fundamental fiduciary obligations to the CBI shareholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of CBI public stockholders will be protected, to seriously consider all bona fide offers for the company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of the Company must adequately

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insure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, insure that all such conflicts will be resolved in the best interests of the company's public stockholders.

               18. The individual Defendants have breached their fiduciary and other common law duties owed to Plaintiff and other members of the Class in that they have not exercised and are not exercising independent business judgement and have acted and are acting to the detriment of the Class. The defendants' rejection of Praxair's offer is an uninformed knee jerk reaction made without adequate information as to what Praxair would be prepared to offer in a fully negotiated transaction, so that defendants can maintain their positions in control of the company.

               19. Moreover, Defendants have refused to take those steps necessary to ensure that the Company's public shareholders will receive maximum value for their shares of CBI common stock. Defendants' failure to accept Praxair's offer to enter into a definitive merger agreement is clearly the result of the desire by the individual Defendants to protect their own substantial salaries, perquisites and positions with the Company.

               20. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their failure to negotiate a value maximizing acquisition of CBI.


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          21. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the class.

          22. Plaintiff and the class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

          A.   declaring this to be a proper class action;

          B. ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the class by announcing their intention to:

               1) cooperate fully with any person or entity having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Praxair;

               2) undertake an appropriate evaluation of CBI's worth as a merger/acquisition candidate;

               3) take all appropriate steps to enhance CBI value and attractiveness as a merger/acquisition candidate;

               4) take all appropriate steps to effectively expose CBI to the marketplace in an effort to create an active auction for CBI;

               5) act independently so that the interests of CBI's public stockholders will be protected; and

               6) adequately ensure that no conflicts of interest exist between the Individual Defendant's interests and their fiduciary obligation to maximize stockholder value or, if


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such conflicts exist, ensure that all conflicts are resolved in the best interests of CBI's public stockholders;

          C. ordering the Individual Defendants, jointly and severally, to account to plaintiff and the class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          D. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

          E. granting such other and further relief as may be just and proper in the premises.

Dated: October 30, 1995

                                 ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                            By:  /s/ Joseph A. Rosenthal
                                 ----------------------------------------
                                 First Federal Plaza, Suite 214
                                 P.O. Box 1070
                                 Wilmington, DE 19899-1070
                                 (302)  656-4433
                                 Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY  10016

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